

3561   May 27, 2005

Rodney R Ray
President
Epic Financial Corporation
7545 N. Del Mar Avenue, Suite 102
Fresno, CA
93711

Re: Form 8-K/A filed 5/23/2005
        File No. 000-33417

Dear Mr. Ray:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.
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1. Refer to prior comment No. 3. We reiterate our prior comment. We note your revised disclosures in response to our other comments. However you have not filed ***newly dated letter*** from the former accountants stating whether the accountant agrees with your revised Item 304 disclosures in Form 8-K , or the extent to which the accountant does not agree. ***Please obtain and file an updated Exhibit 16 letter from the former accountants.***

      Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

Direct any questions regarding this letter to Raj Rajan at 202.551-3388.

Sincerely,

Raj Rajan
Staff Accountant